Writer's Direct Line: (614) 628-0788
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September 11, 2006

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-04
Washington, D.C. 20549

Re:	AdCare Health Systems, Inc. Amendment No. 4 to Form SB-2 File No. 333-131542

Dear Mr. Riedler:

Today we filed our fourth Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of amended Registration Statement on Form SB-2 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of July 6, 2006. The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

Graphics

1.
We note that a page of graphics now appears between the cover page and the summary and as an alternate back cover page for the selling shareholders prospectus. If you retain these pages you will need to explain, on the appropriate page, what this facility is, what the graphics purport to show, whether this facility is unique or representative of all your facilities and any other information necessary to provide an appropriate context for the photos.

We have added captions to the graphics contained on the inside front cover and inside back cover of the Prospectus in which we more fully identify the properties and indicate the extent to which they are representative of other properties of the company.

Mr. Jeffrey P. Riedler
September 11, 2006

Summary

About Us, page 2

2.
Please expand the discussion in the fourth and fifth paragraphs to include the percentage of your aggregate revenue and net income attributable to each of your segments in each of the last two fiscal years and interim period to date. You currently state, in the fourth paragraph, that 92% of your revenue in the management and facility/based care segment is derived from facilities which you own and operate, but you do not indicate what time period you are referring to.

We have expanded the disclosure in the fourth paragraph of Summary to indicate the period referenced and to indicate the percentages of our revenue and income (loss) derived from our facility/based care segment and our home-based care segment.

3.
Please provide factual support for the claims you make in the eighth paragraph on page 2. Mark the supporting data to show the location of the information you are relying on and tie the support to the specific claim in the prospectus that the data is intended to support. In this regard, please note that you should limit your discussion of the size of the “senior living facilities market” to the specific portion(s) of the market that you operate in.

We have supplementally provided backup for the factual statements made in the paragraph in question. Also, please note that pursuant to your request, we have segregated from the $140 billion Senior Housing and Care Industries market that portion of the market in which AdCare operates. Also, please note that while our initial source came from the American Senior Housing Association, the information provided by the American Senior Housing Association that publication was citing the attached supplemental information by the National Investment Center for Seniors Housing and Care Industries. We have changed our reference accordingly.

4.
You use the terms “fully integrated” and “fully integrated senior living company” in the first and ninth paragraphs of page 2, but it is unclear what these terms mean. Please either delete them, or explain what they mean.

We have deleted the terms “fully integrated” and “fully integrated senior living company.”

Cash Flow, page 26

5.
Refer to your response to comment 9. We note in your revised discussion for the comparative annual periods that you attribute the cash provided by operating activities in 2004 primarily to the sale of Marion Hearth & Home. Please explain to us how the sale of assets described here is an operating activity. Further include a better discussion of why the cash generated from operations decreased so significantly between the periods.

Mr. Jeffrey P. Riedler
September 11, 2006

The original statement relating the cash provided by operating activities to the sale of Marion Hearth & Home was an error, which has been corrected to read that, “[d]uring 2004, the cash provided by operating activities was primarily the result of high occupancy in our properties and successful accounts receivable collection activities.” We have also expanded the discussion of issues relating cash produced by operating activities on page 29 of the registration statement.

Alternate Prospectus

6.
For each non-natural person listed in the table, please identify the natural person who possesses investment and voting rights over the securities owned by that entity. Also, tell us whether any of the selling persons are broker/dealers and if so, the circumstances under which they obtained the shares they are selling.

The requested information has been included on the Alternative Prospectus page.

Financial Statements, page F-1

Consolidated Statements of Changes in Owner’s Equity, page F-5

7.
Please refer to your response to prior comment 13. Your response appears to indicate that you are relying on footnote eight of paragraph 14. Please note that the exposure draft discussed in this footnote is a proposed exposure draft, and has not been approved. Additionally, please note that exposure drafts are not authoritative literature. As such, it is not appropriate to base your accounting on this guidance. Further, it does not appear that the payments you made to acquire the additional equity interests would fall under the types of transfers of net assets or exchanges of equity interests between entities under common control. Refer to paragraph D11 of SFAS 141. Please revise your financial statements to account for these payments using purchase accounting, or provide further support for your accounting treatment. Also tell us the amounts paid and how you calculated the amount recorded in this line item. Refer to paragraphs 14 and A6 of SFAS 141.

The Company has restated the financial statements to use purchase accounting with respect to these payments. These payments relate to the obligation to purchase minority interests in Van Wert, the subject of the questions in comment 8, below. In connection with the restatement at the adoption of SFAS 150, these payments have been accounted for as a component of the liability for the forward purchase contract. In 2004, these payments totaled approximately $85,000 and have been reflected as a reduction of the liability carried at December 31, 2003. The amount paid for the interests was calculated to equal the payment made by the interest holders to acquire the interests initially. Please see the response to comment #8 below for more information concerning this item.

Mr. Jeffrey P. Riedler
September 11, 2006

Note 1. Description of Business, page F-8

8.
Refer to your response to comment 14. We are unable to agree with your assertion that this represents an embedded derivative based primarily on the fact that the contract is not able to be net settled or effectively net settled due to the lack of a ready market for these subsidiary shares. It does seem to us that this obligation represents a put option by the majority owners based on the fact that, once the offer is tendered, you will be obligated to purchase any shares that they request at that time. This instrument would seem to clearly fall within the guidance of paragraph 11 of SFAS 150. Please revise your financial statements to reflect the appropriate accounting for such instruments, or explain to us why you feel that this guidance does not apply.

The Company agrees that the accounting guidance in paragraph 11 of SFAS 150 applies to the offer to purchase the minority interests that the Company has agreed to make no later than October 2008 to the minority interest holders of Van Wert. In addition, the equity interests acquired in 2003 and 2004 relate to repurchases of minority interests in Van Wert. The Company has restated the consolidated financial statements to apply SFAS 150 and SFAS 141 to these transactions. In applying the previously referenced accounting literature, the Company relied, in part, on the guidance contained in paragraph 20 of the status section of EITF 00-6. The Company measured the fair value of the minority interests at inception of the investment and compared that to the carrying value of the minority interests at the date of the application of SFAS 150, October 2003. The difference was reflected as a fair value adjustment to the real property in the amount of $250,000 with the remainder recorded as goodwill. The Company performed an impairment analysis at each date, December 31, 2004 and 2005 and determined no impairment charge should be recorded. Please refer to Note 2 to the consolidated financial statements on pages F-9 through F-12 for further details about the impact of this restatement. Changes were also made to pages F-2 through F-7. An excerpt containing the above-noted pages is attached hereto as Exhibit A.

Note 4. Discontinued Operations, page F-19

9.
Please refer to your response to comment 12. It remains unclear to us how the consummation has been completed in this transaction. Your assertion in this response that the transfer of title is perfunctory seems inconsistent with statement in this note that seems to infer that the purchaser has the “option to vacate the property prior to July 1, 2006,” which would seem to invalidate the sale. Please reconcile this apparent inconsistency and clarify any other terms of the agreement that might indicate that consummation is not complete such as what happens if the buyer defaults on the payment of the land contract.

Mr. Jeffrey P. Riedler
September 11, 2006

The Company has concluded that the land contract does not meet all criteria outlined in SFAS 66 relating to the definition of consummation. As a result, the Company has restated the consolidated financial statements to reflect the application of the deposit method of accounting to the land contract transaction. Please refer to Note 2 to the consolidated financial statements for the details of the impact of this restatement. Changes were also made to pages F-2 through F-7, F-21, F-22 and F-23. An excerpt containing pages F-2 through F-7 is attached hereto as Exhibit A. An excerpt containing pages F-24 through F-25 is also attached hereto as Exhibit B.

Note 6. Note Receivable, page F-21

10.
Please refer to your response to comment 16. Your disclosure in the document states that you “received an unsecured promissory note.” Your discussion in your response seems to be predicated on the fact that the note is really secured by the property in questions. Please revise your disclosure to clarify how this unsecured note is supported by the property.

Note 7 on page F-24 has been revised to delete the term “unsecured” and the process to estimate the reserve has been described in more detail.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith